

November 20, 2013

Via E-Mail
Kaushik J. Dave
President and Chief Executive Officer
Actinium Pharmaceuticals, Inc.
501 Fifth Avenue, 3rd Floor
New York, NY 10017

> **Re: Actinium Pharmaceuticals, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 12, 2013**
> **File No. 000-52446**

Dear Mr. Dave:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal 2

Approval of Amendment and Restatement of the 2013 Stock Plan to Increase the Number of Shares of Common Stock Authorized for Issuance Under the Plan, page 36

1. It appears that you have not provided the disclosure required under Item 10(a)(2) of Schedule 14A with respect to both Proposal 2 and Proposal 3. Please amend your proxy statement to provide the required disclosure. If you are unable to provide the requested disclosure because the benefits or amounts cannot be determined at this time, please include a statement to this effect.

Proposal 4

To Approve an Amendment to Our Certificate of Incorporation to Increase the Number of Shares the Corporation is Authorized to Issue to 250,000,000 Shares, of Which 200,000,000 Shares of Common Stock, Par Value $0.001 Per Share, and 50,000,000 Shares of Preferred Stock, Par Value $0.001 Per Share, Shall be Authorized

Purpose of Amendment, page 48

2.   Your statement that you have "no current plan, commitment, arrangement, understanding or agreement regarding the issuance of the additional shares" is limited to common stock. The proposal, however, relates also to an increase in the number of shares of authorized preferred. If you have no plans to issue the additional shares, please provide similar disclosure with regard to your preferred stock. Alternatively, expand to disclose any plans, proposals or arrangements for the issuance of preferred stock and consider the application of Note A of Schedule 14A.

Proposal 5

To Approve an Amendment to Our Certificate of Incorporation to Update the Staggered Board Provisions of Our Charter, page 50

3.   Please revise the disclosure under Proposal 5 to summarize the material differences between the current and proposed classified board provisions. For example and without limitation, we note that the proposed provision does not include a director independence requirement. In addition, you should discuss any disadvantages or additional burdens to shareholders that may result from adopting the proposed revisions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments to Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, to the undersigned at (202) 551-3457.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via E-mail</u>
       Thomas R. Slusarczyk, Esq.
       The Matt Law Firm, PLLC